SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

SunLink Health Systems, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

867370102

(CUSIP Number)

Howard E. Turner

Smith, Gambrell & Russell, LLP

1230 Peachtree Street, Suite 3100 Promenade

Atlanta, GA 30309

(404) 815-3594

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following page(s))

CUSIP No. 867370102	13D	Page 2

1.	NAME OF REPORTING PERSON SS OR IRS IDENTIFICATION No OF ABOVE PERSON HOWARD E. TURNER
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 331,675*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 331,675*
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 331,675*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.76%
14.	TYPE OF REPORTING PERSON* IN

*	Inclusive of options to purchase 50,000 shares.

Item 1.	Security and Issuer.

This filing relates to the beneficial ownership of shares of the no par value common shares (the “Common Shares”) of SunLink Health Systems, Inc., an Ohio corporation (the “Issuer”) whose principal executive offices are located at 900 Circle 75 Parkway, Suite 690, Atlanta, Georgia 30339. This Amendment No. 1 to Schedule 13D (the “Amendment”) is being filed to update the beneficial ownership information and the information contained Item 5 of the original Schedule 13D filed with the Securities and Exchange Commission by the undersigned on January 10, 2018 (the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

The number of issued and outstanding Common Shares as of March 31, 2021, as reported by the Company, is 6,920,053 shares.

Item 2.	Identity and Background.

This Amendment No. 1 to the Schedule 13D is filed by Howard E. Turner, with respect to the Common Shares held or beneficially owned by him.

The principal address of Mr. Turner is 1230 Peachtree Street, NE., Suite 3100, Promenade, Atlanta, GA 30309. Mr. Turner is a private investor and serves as a director of the Issuer.

Mr. Turner has not been convicted in a criminal proceeding during the last five years and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Turner is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 21, 2021 the Reporting Person sold 100,000 shares of Common Stock of the Company (SSY) on the NYSE American, LLC.

Item 4.	Purpose of Transaction.

To raise cash.

Mr. Turner currently has no plans or proposals which relate to or would result in:

(a)	the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Issuer;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter or Code of Regulations or other actions which may impede the acquisition of control of the Issuer;

(h)	any class of securities of the Issuer being delisted from a national securities exchange; or

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date of this report, the Reporting Person beneficially owns 331,675* shares of the Company’s Common. Stock representing 4.76% of the 6,920,053 shares of the Company’s issued and outstanding capital stock.

(b)	The number of shares as to which the Reporting Person has:

Sole power to vote or direct the vote: 331,675*

Shared power to vote or direct the vote: -0-

Sole power to dispose or direct the disposition: 331,675*

Shared power to dispose or direct the disposition: -0-

(c)	See Item 3 for a description of transactions that were effected during the past sixty days.

(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for Mr. Turner’s relationship as a director of the Issuer, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 hereof and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

None.

*	Inclusive of options to purchase 50,000 shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Howard E. Turner

May 24, 2021	/s/ Howard E. Turner